FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649
Questions for the week ending 9/23
Answers are accurate as of the date above. These answers will not be updated after that date; however, continued weekly updates will contain the most up-to-date information.
Q. It seems that all the management is very positive and excited about this merger. I am starting to get that way also. Is the company going to offer any discounted stock options to employees in the new company?
A. This is commonly known as an Employee Stock Purchase Program and neither US Airways nor America West currently has such a program in place. America West’s 401(k) plan did offer an AWA investment option; however the new company will not offer an LCC option (LCC is the new stock symbol). Details are available in an upcoming letter from Fidelity to 401(k) participants and on awaCompass.
As for a stand-alone stock option plan, no determination has been made for the combined company. Frankly, these types of programs have become less and less popular as a result of the unfortunate realities of Enron, WorldComm, etc., in which employees were highly vested in their company’s stock, only to lose it all. Because of those situations, there are now much more rigorous and costly administrative issues that involve record keeping, compliance, tax accounting, etc. We’ll keep you posted as we learn more about this issue.
Q: I received my benefits enrollment information in the mail. Why are we getting AWA-specific information? Does this mean that the new company will use AWA’s plan?
A. It’s true that the AWA 2006 Annual Enrollment Guide packets have been arriving in homes throughout the past two weeks. What this means is that we’re progressing with benefits as a stand-alone company, since combined company benefits have not yet been determined. Likewise, US Airways employees will receive their enrollment info from their benefits team in the October timeframe.
For 2006, plan on completing benefits information as you have in the past. Any updates to benefits for the merged company will be communicated company-wide; however, those decisions will take some time, meaning open enrollment will proceed and benefits will remain status quo for now.
Look for more details (such as when and how to enroll) in the packet itself, and we’ll continue to update employees on any new benefits information.
Q. The FlightFund program at America West won numerous awards and reorganization for one of the best Frequent Flyer programs in the industry. Why is the program adopting the US Airways frequent flyer program name with the merger?
A. Indeed Flight Fund has earned a number of awards; however, both programs have a great following and have generous benefits to members. Like the US Airways name itself, the name Dividend Miles was chosen due to its history with the well-known brand, which has a long-standing and far-reaching following when compared with the America West brand and the Flight Fund name.

Q. Will the Chapter 11 filing of Delta and Northwest affect us in any positive or negative way?
A. Delta and Northwest’s bankruptcy filings shouldn’t impact the industry very much in the short-term unless they reduce significant capacity (which would be a positive thing and which they’ve already started to do).
In terms of what they’ll be able to do while in bankruptcy, it’s likely that we’ll see them go through something similar to what we (we’re saying “we” since in a matter of days, it will likely be “us”!) went through during the last two bankruptcies at US Airways. In other words, it probably won’t be pretty. In the meantime, we’ll stay focused on our own challenges, most notably our merger. It isn’t out of the question that these bankruptcies could prompt more consolidation and that makes our situation all the more compelling. Our competition is looking to catch up to us in terms of lowering their costs. If you look in the rearview mirror, you can almost see them coming over the horizon!
Q. I clicked on LCC on my Ameritrade account. It brought up some copper company on the AMEX. What’s that all about?
A. Stock in the new company will be traded on the New York Stock Exchange. The copper company you’re referring to is traded on the American Stock Exchange (AMEX). Shareholders and investors know to look for our airline on the NYSE (America West was traded on the NYSE) so we’re not concerned about confusion from investors. As a side note, we anticipate LCC will start trading on day 1, which is next Tuesday, September 27.
Q. Does the company have any plans for a new US Airways Federal Credit Union?
A. There aren’t any plans for a new US Airways Credit Union; however the current America West Credit Union will continue to serve employees of the new company pending any future decisions.
Q. When will we begin using the UW identifier instead of HP?
A. HP appears in multiple locations, so we’ll answer this one in relation to the two most visible places: the aircraft “N” number and the flight numbers.
On the aircraft registration number, aircraft that were originally delivered to America West will always have an AW ending to its registration number. However, any new aircraft delivered to the new company will likely use a UW designator.
When it relates to flight numbers, booking information, etc., the HP will be around as long as the HP operating certificate exists, which may be two or three years from now. The HP moniker identifies the flight as an America West operated flight, which we’ll continue to do under the AWA operating certificate.
Q. Are we really considering buying out Southwest’s stake of ATA?
A. YES. Just kidding!!! Chalk this one up to a market rumor, and our stance is not to comment on market rumors. However, we can’t resist adding that this sounds like some kind of crazy talk given we are about to embark on merger two large airlines! To be politically correct, however, we will give the standard “we don’t comment on market rumors” statement and end our answer (stop rambling already)!
Q. Why are we outsourcing the paint jobs on the planes when our hangar in Phoenix has a bay designed to paint aircraft?
A. We’ve had our aircraft painted in other facilities for years. It’s much more cost effective and efficient to have them done in facilities where paint is the primary focus and by people who only focus on painting aircraft. (approved by Rick)

Q. How can I get my hands on the America West history video?
A. We are working to create an opportunity for employees to be able to download the history video from awaCompass.com within the next few weeks. We’ll note the video’s availability in a future HP Today. It should be available within the next few days. Stay tuned for more details.
Q. With certain executives leaving the company do you expect any delays or problems in the IBT negotiation process for the mechanics and the CSRs?
A. Regardless of which employees stay or go, including those at the executive level, the company remains committed to working with its unions through the negotiation process.
FORWARD-LOOKING STATEMENTS
Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways Group” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways Group’s management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways Group, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways Group’s ability to continue as a going concern; US Airways Group’s ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways Group to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways Group to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways Group to obtain and maintain normal terms with vendors and service providers; US Airways Group’s ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways Group’s liquidity or results of operations; the ability of US Airways Group to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways Group to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways Group’s various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways Group are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger transaction, US Airways Group and America West have filed a Registration Statement on Form S-4 and other documents with the Securities and Exchange Commission (Registration No. 333-126162) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction. The proxy statement/prospectus will be mailed to stockholders of America West after the registration statement is declared effective by the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND OTHER RELATED MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about US Airways Group and America West (when available) at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group’s SEC filings are also available on US Airways Group’s website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22227.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
PARTICIPANTS IN THE SOLICITATION
America West, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction.